SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TEXTRON INC.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock, $0.125 par value
(Title of Class of Securities)

883203101
(CUSIP Number of Class of Securities (Underlying Common Stock))

Textron Inc.

40 Westminster Street

Providence, Rhode Island 02903

(401) 457-2555

Attention: Terrence O’Donnell
Executive Vice President, General Counsel and Corporate Secretary

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Ronald O. Mueller, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington, DC 20036
(202) 955-8500
fax: (202) 530-9569

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$7,818,205	$557.44

(1)          Estimated solely for purposes of calculating the amount of the filing fee.  The calculation assumes that all options to purchase the Issuer’s common stock that as of June 25, 2010 may be eligible for exchange will be exchanged for new options and cancelled pursuant to this offer.  These options have a value of $7,818,205 as of June 25, 2010, calculated using the Black-Scholes option pricing model.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $557.44	Form or Registration No.: 005-17699
Filing Party: Textron Inc.	Date Filed: July 1, 2010.

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on July 1, 2010, as previously amended by Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on July 13, 2010, relating to an offer by Textron Inc. (the “Company”) to exchange certain outstanding options to purchase shares of the Company’s common stock for new options (the “Offer”). This Amendment No. 2 is being filed in order to (a) re-file a communication regarding the Offer previously filed as an exhibit to the Schedule TO, and (b) file an additional communication regarding the Offer as an exhibit to the Schedule TO.

This Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated as described above, and unaffected items and exhibits are not included herein.  Except as specifically provided in this Amendment No. 2, the information contained in the Schedule TO remains unchanged.

Item 12. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options*

(a)(1)(B)	Form of Email attaching Offer to Exchange Certain Outstanding Stock Options for New Stock Options*

(a)(1)(C)	Form of Email with Instructions for Logging onto the Option Exchange Program Website*

(a)(1)(D)	Option Exchange Program Website Screen Shots*

(a)(1)(E)

“Program Overview” sent to Eligible Employees and posted on Option Exchange Program Website, incorporated by reference to Exhibit 99.3 of the Company’s Schedule TO-C filed with the Securities and Exchange Commission on June 18, 2010

(a)(1)(F)

Slide Presentation For Use in Explaining the Option Exchange Program to Eligible Employees and posted on Option Exchange Program Website, incorporated by reference to Exhibit 99.1 of the Company’s Schedule TO-C filed with the Securities and Exchange Commission on June 18, 2010

(a)(1)(G)

FAQs sent to Eligible Employees and posted on Option Exchange Program Website, incorporated by reference to Exhibit 99.4 of the Company’s Schedule TO-C filed with the Securities and Exchange Commission on June 18, 2010

(a)(1)(H)

“What to Consider Before Making an Exchange” posted on Option Exchange Program Website, incorporated by reference to Exhibit 99.2 of the Company’s Schedule TO-C filed with the Securities and Exchange Commission on June 23, 2010

(a)(1)(I)	Form of Reminder Email*

(a)(1)(J)	Form of Email Confirming Elections*

(a)(1)(K)	Form of Email Announcing Finalization of Exchange Ratios and Strike Price for New Options

(a)(1)(L)	Form of Email Notifying Eligible Employees of Options Accepted for Exchange*

(a)(1)(M)	Form of Email Notifying Eligible Employees of Option Exchange Window Closing and Availability of Call Center

(b)	Not applicable

(d)(1)	Textron Inc. 2007 Long-Term Incentive Plan (Amended and Restated as of April 28, 2010)*

(d)(2)	Form of Non-Qualified Stock Option Terms and Conditions for Options Granted under 2010 Option Exchange Program, including Stock Option Noncompetition Agreement*

(d)(3)	Form of Notice of Grant*

(g)	Not applicable

(h)	Not applicable

*       Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Textron Inc.

	By:	/s/ Terrence O’Donnell
Terrence O’Donnell
Executive Vice President, General Counsel and Corporate Secretary

Date: July 28, 2010